EXHIBIT 99.3
Unaudited Interim Consolidated Financial Statements for the period ended September 30, 2009

Consolidated Statements of Earnings
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
($ millions)		(restated) (note 2)		(restated) (note 2)

Revenues
Operating revenues	5 847	5 598	11 121	14 198
Less: Royalties	(450)	(301)	(612)	(804)

Operating revenues (net of royalties)	5 397	5 297	10 509	13 394
Energy trading activities (note 5)	2 608	3 198	6 896	8 267
Interest and other income (note 3f)	438	12	439	25

	8 443	8 507	17 844	21 686

Expenses
Purchases of crude oil and products	2 284	2 640	4 502	5 838
Operating, selling and general (note 9)	1 747	1 037	4 283	2 960
Energy trading activities (note 5)	2 572	3 156	6 857	8 272
Transportation costs	133	53	260	153
Depreciation, depletion and amortization	621	263	1 234	763
Accretion of asset retirement obligations	45	16	103	48
Exploration	129	30	168	73
Loss (gain) on disposal of assets	(10)	4	12	(14)
Project start-up costs	12	8	38	29
Financing expenses (income) (note 7)	(348)	156	(417)	241

	7 185	7 363	17 040	18 363

Earnings Before Income Taxes	1 258	1 144	804	3 323

Provisions for (Recovery of) Income Taxes(note 14)
Current	449	192	653	406
Future	(120)	137	(538)	565

	329	329	115	971

Net Earnings	929	815	689	2 352

Net Earnings Per Common Share (dollars), (note 8)
Basic	0.74	0.87	0.65	2.53

Diluted	0.74	0.86	0.64	2.48

Cash dividends	0.10	0.05	0.20	0.15

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2009	2008	2009	2008

Net earnings	929	815	689	2 352
Other comprehensive income (loss), net of income taxes
Change in foreign currency translation adjustment	(186)	52	(250)	93
Gain (loss) on derivative contracts designated as cash flow hedges	1	52	3	(2)

Comprehensive Income	744	919	442	2 443

See accompanying notes

             Suncor Energy Inc.
 026    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Balance Sheets
(unaudited)

	September 30 2009	December 31 2008
($ millions)	(note 3)	(restated) (note 2)

Assets
Current assets
Cash and cash equivalents	587	660
Accounts receivable (note 5)	4 020	1 580
Inventories	2 683	909
Income taxes receivable	586	67
Future income taxes	362	21

Total current assets	8 238	3 237
Property, plant and equipment, net (note 2)	57 572	28 882
Other assets (note 2)	570	388
Goodwill (note 3)	3 221	21
Future income taxes	345	—

Total assets	69 946	32 528

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	3	2
Current portion of long-term debt (note 12)	21	18
Accounts payable and accrued liabilities (note 5)	5 997	3 326
Income taxes payable	1 277	81
Future income taxes	15	111

Total current liabilities	7 313	3 538
Long-term debt (note 12)	13 826	7 866
Accrued liabilities and other (note 5)	5 473	1 986
Future income taxes (note 14)	9 480	4 615
Shareholders' equity (see below)	33 854	14 523

Total liabilities and shareholders' equity	69 946	32 528

Shareholders' Equity

	Number		Number
	(thousands)		(thousands)

Share capital	1 558 901	20 031	935 524	1 113
Contributed surplus		508		288
Accumulated other comprehensive income (loss) (note 13)		(150)		97
Retained earnings		13 465		13 025

Total shareholders' equity		33 854		14 523

See accompanying notes

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    027

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2009	2008	2009	2008

Operating Activities
Net earnings	929	815	689	2 352
Adjustments for:
Depreciation, depletion and amortization	621	263	1 234	763
Future income taxes	(120)	137	(538)	565
Accretion of asset retirement obligations	45	16	103	48
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(400)	173	(657)	238
Change in fair value of derivative contracts	(333)	(173)	1 039	(131)
Loss (gain) on disposal of assets	(10)	4	12	(14)
Stock-based compensation	125	(25)	228	14
Gain on effective settlement of pre-existing contract with Petro-Canada (note 3f)	(438)	—	(438)	—
Other	61	(83)	(127)	(57)
Exploration expenses	94	19	125	48

Cash flow from operating activities before changes in non-cash working capital	574	1 146	1 670	3 826
Decrease (increase) in non-cash working capital related to operating activities (note 15)	99	83	(568)	(583)

Cash flow from operating activities	673	1 229	1 102	3 243

Investing Activities
Capital and exploration expenditures	(961)	(1 959)	(2 690)	(5 317)
Deferred outlays and other investments	17	(3)	(27)	(36)
Cash acquired through business combination (net) (note 3)	248	—	248	—
Proceeds from disposals	9	8	36	33
Decrease (increase) in non-cash working capital related to investing activities	(30)	61	(708)	239

Cash flow used in investing activities	(717)	(1 893)	(3 141)	(5 081)

Net cash deficiency before financing activities	(44)	(664)	(2 039)	(1 838)

Financing Activities
Increase (decrease) in short-term debt	—	—	1	(1)
Net proceeds from issuance of long-term debt	—	—	—	2 704
Net increase (decrease) in long-term debt	311	(152)	2 209	(195)
Issuance of common shares under stock option plan	8	15	30	184
Dividends paid on common shares	(155)	(46)	(249)	(134)

Cash flow provided by (used in) financing activities	164	(183)	1 991	2 558

Increase (Decrease) in Cash and Cash Equivalents	120	(847)	(48)	720
Effect of Foreign Exchange on Cash and Cash Equivalents	(18)	16	(25)	26
Cash and Cash Equivalents at Beginning of Period	485	2 146	660	569

Cash and Cash Equivalents at End of Period	587	1 315	587	1 315

See accompanying notes

             Suncor Energy Inc.
 028    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings

At December 31, 2007	881	194	(253)	11 074
Net earnings	—	—	—	2 352
Dividends paid on common shares	—	—	—	(134)
Issued for cash under stock option plan	218	(34)	—	—
Issued under dividend reinvestment plan	5	—	—	(5)
Stock-based compensation expense	—	94	—	—
Income tax benefit of stock option deduction in the U.S.	—	9	—	—
Change in accumulated other comprehensive income (loss)	—	—	91	—

At September 30, 2008	1 104	263	(162)	13 287

At December 31, 2008	1 113	288	97	13 025
Net earnings	—	—	—	689
Dividends paid on common shares	—	—	—	(249)
Issued for cash under stock option plans	38	(8)	—	—
Issued under dividend reinvestment plan	2	—	—	—
Stock-based compensation expense	—	77	—	—
Issued for Petro-Canada acquisition (note 3)	18 878	—	—	—
Fair value of Petro-Canada stock options exchanged for Suncor stock options (note 3)	—	147	—	—
Income tax benefit of stock option deduction in the U.S.	—	4	—	—
Change in accumulated other comprehensive income (loss)	—	—	(247)	—

At September 30, 2009	20 031	508	(150)	13 465

See accompanying notes

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    029

Schedules of Segmented Data
(unaudited)

Three months ended September 30
	Oil Sands		Natural Gas		East Coast Canada		International		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

EARNINGS
Revenues
Operating revenues	1 190	2 334	167	201	125	—	468	—	3 893	3 060	4	3	5 847	5 598
Less: Royalties	(219)	(249)	(16)	(52)	(63)	—	(152)	—	—	—	—	—	(450)	(301)

Operating revenues (net of royalties)	971	2 085	151	149	62	—	316	—	3 893	3 060	4	3	5 397	5 297
Energy trading activities	—	—	—	—	—	—	—	—	—	—	2 608	3 198	2 608	3 198
Intersegment revenues	987	315	41	15	97	—	—	—	2	—	(1 127)	(330)	—	—
Interest and other income	438	—	—	—	—	—	—	—	—	—	—	12	438	12

	2 396	2 400	192	164	159	—	316	—	3 895	3 060	1 485	2 883	8 443	8 507

Expenses
Purchases of crude oil and products	16	175	—	—	16	—	—	—	3 294	2 855	(1 042)	(390)	2 284	2 640
Operating, selling and general	981	822	114	46	31	—	61	—	405	177	155	(8)	1 747	1 037
Energy trading activities	—	—	—	—	—	—	—	—	—	—	2 572	3 156	2 572	3 156
Transportation costs	62	48	20	6	8	—	12	—	35	3	(4)	(4)	133	53
Depreciation, depletion and amortization	242	151	148	59	50	—	78	—	97	40	6	13	621	263
Accretion of asset retirement obligations	30	14	7	2	1	—	7	—	—	—	—	—	45	16
Exploration	2	7	50	23	—	—	77	—	—	—	—	—	129	30
Loss (gain) on disposal of assets	—	11	(5)	2	—	—	—	—	(5)	(2)	—	(7)	(10)	4
Project start-up costs	12	8	—	—	—	—	—	—	—	—	—	—	12	8
Financing expenses (income)	—	—	—	—	—	—	—	—	—	—	(348)	156	(348)	156

	1 345	1 236	334	138	106	—	235	—	3 826	3 073	1 339	2 916	7 185	7 363

Earnings (loss) before income taxes	1 051	1 164	(142)	26	53	—	81	—	69	(13)	146	(33)	1 258	1 144
Income taxes	(313)	(310)	31	(8)	(14)	—	(49)	—	(18)	2	34	(13)	(329)	(329)

Net earnings (loss)	738	854	(111)	18	39	—	32	—	51	(11)	180	(46)	929	815

             Suncor Energy Inc.
 030    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Schedules of Segmented Data (continued)
 (unaudited)

Three months ended September 30
	Oil Sands		Natural Gas		East Coast Canada		International		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

CASH FLOW BEFORE FINANCING ACTIVITIES
Operating activities
Net earnings (loss)	738	854	(111)	18	39	—	32	—	51	(11)	180	(46)	929	815
Adjustments for:
Depreciation, depletion and amortization	242	151	148	59	50	—	78	—	97	40	6	13	621	263
Future income taxes	(9)	149	(24)	4	14	—	(17)	—	18	(8)	(102)	(8)	(120)	137
Accretion of asset retirement obligations	30	14	7	2	1	—	7	—	—	—	—		45	16
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	—	—	—	—	—	—	—	—	—	—	(400)	173	(400)	173
Change in fair value of derivative contracts	(302)	(64)	(1)	(6)	—	—	—	—	4	(7)	(34)	(96)	(333)	(173)
Loss (gain) on disposal of assets	—	11	(5)	2	—	—	—	—	(5)	(2)	—	(7)	(10)	4
Stock-based compensation	39	6	13	1	2	—	9	—	23	2	39	(34)	125	(25)
Gain on effective settlement of pre-existing contract with Petro-Canada	(438)	—	—	—	—	—	—	—	—	—	—	—	(438)	—
Other	(58)	(91)	(2)	(1)	24	—	9	—	87	5	1	4	61	(83)
Exploration expenses	—	—	49	19	—	—	45	—	—	—	—	—	94	19

Cash flow from (used in) operating activities before changes in non-cash working capital	242	1 030	74	98	130	—	163	—	275	19	(310)	(1)	574	1 146
Decrease (increase) in non-cash working capital related to operating activities	(465)	726	13	110	32	—	58	—	(262)	(380)	723	(373)	99	83

Total cash flow from (used in) operating activities	(223)	1 756	87	208	162	—	221	—	13	(361)	413	(374)	673	1 229

Investing activities:
Capital and exploration expenditures	(594)	(1 791)	(64)	(80)	(63)	—	(147)	—	(93)	(77)	—	(11)	(961)	(1 959)
Deferred outlays and other investments	(9)	(6)	—	—	—	—	—	—	—	—	26	3	17	(3)
Cash acquired through business combination (net)	—	—	—	—	—	—	—	—	—	—	248	—	248	—
Proceeds from disposals	—	—	—	1	—	—	—	—	9	—	—	7	9	8
Decrease (increase) in investing working capital	(9)	69	(13)	—	(1)	—	(6)	—	(1)	(1)	—	(7)	(30)	61

Total cash from (used in) investing activities	(612)	(1 728)	(77)	(79)	(64)	—	(153)	—	(85)	(78)	274	(8)	(717)	(1 893)

Net cash surplus (deficiency) before financing activities	(835)	28	10	129	98	—	68	—	(72)	(439)	687	(382)	(44)	(664)

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    031

Schedules of Segmented Data
(unaudited)

Nine months ended September 30
	Oil Sands		Natural Gas		East Coast Canada		International		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

EARNINGS
Revenues
Operating revenues	2 953	5 998	333	572	125	—	468	—	7 229	7 615	13	13	11 121	14 198
Less: Royalties	(365)	(661)	(32)	(143)	(63)	—	(152)	—	—	—	—	—	(612)	(804)

Operating revenues (net of royalties)	2 588	5 337	301	429	62	—	316	—	7 229	7 615	13	13	10 509	13 394
Energy trading activities	—	—	—	—	—	—	—	—	—	—	6 896	8 267	6 896	8 267
Intersegment revenues	1 527	1 045	63	45	97	—	—	—	2	—	(1 689)	(1 090)	—	—
Interest and other income	438	—	—	—	—	—	—	—	—	—	1	25	439	25

	4 553	6 382	364	474	159	—	316	—	7 231	7 615	5 221	7 215	17 844	21 686

Expenses
Purchases of crude oil and products	242	336	—	—	16	—	—	—	5 801	6 650	(1 557)	(1 148)	4 502	5 838
Operating, selling and general	2 977	2 213	197	128	31	—	61	—	761	547	256	72	4 283	2 960
Energy trading activities	—	—	—	—	—	—	—	—	—	—	6 857	8 272	6 857	8 272
Transportation costs	178	140	31	13	8	—	12	—	44	11	(13)	(11)	260	153
Depreciation, depletion and amortization	622	412	258	169	50	—	78	—	208	148	18	34	1 234	763
Accretion of asset retirement obligations	82	41	12	6	1	—	7	—	1	1	—	—	103	48
Exploration	8	16	83	57	—	—	77	—	—	—	—	—	168	73
Loss (gain) on disposal of assets	17	13	(20)	(22)	—	—	—	—	15	2	—	(7)	12	(14)
Project start-up costs	38	29	—	—	—	—	—	—	—	—	—	—	38	29
Financing expenses (income)	—	—	—	—	—	—	—	—	—	—	(417)	241	(417)	241

	4 164	3 200	561	351	106	—	235	—	6 830	7 359	5 144	7 453	17 040	18 363

Earnings (loss) before income taxes	389	3 182	(197)	123	53	—	81	—	401	256	77	(238)	804	3 323
Income taxes	(68)	(882)	48	(34)	(14)	—	(49)	—	(126)	(87)	94	32	(115)	(971)

Net earnings (loss)	321	2 300	(149)	89	39	—	32	—	275	169	171	(206)	689	2 352

As at September 30
TOTAL ASSETS	35 505	23 161	5 381	1 807	4 870	—	9 879	—	11 132	5 702	3 179	(139)	69 946	30 531

             Suncor Energy Inc.
 032    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Schedules of Segmented Data (continued)
 (unaudited)

Nine months ended September 30
	Oil Sands		Natural Gas		East Coast Canada		International		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

CASH FLOW BEFORE FINANCING ACTIVITIES
Operating activities
Net earnings (loss)	321	2 300	(149)	89	39	—	32	—	275	169	171	(206)	689	2 352
Adjustments for:
Depreciation, depletion and amortization	622	412	258	169	50	—	78	—	208	148	18	34	1 234	763
Future income taxes	(540)	515	(23)	20	14	—	(17)	—	103	72	(75)	(42)	(538)	565
Accretion of asset retirement obligations	82	41	12	6	1	—	7	—	1	1	—	—	103	48
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	—	—	—	—	—	—	—	—	—	—	(657)	238	(657)	238
Change in fair value of derivative contracts	988	(81)	(1)	(1)	—	—	—	—	(19)	5	71	(54)	1 039	(131)
Loss (gain) on disposal of assets	17	13	(20)	(22)	—	—	—	—	15	2	—	(7)	12	(14)
Stock-based compensation	76	59	15	4	2	—	9	—	30	16	96	(65)	228	14
Gain on effective settlement of pre-existing contract with Petro-Canada	(438)	—	—	—	—	—	—	—	—	—	—	—	(438)	—
Other	(232)	(73)	(3)	(9)	24	—	9	—	82	16	(7)	9	(127)	(57)
Exploration expenses	—	—	80	48	—	—	45	—	—	—	—	—	125	48

Cash flow from (used in) operating activities before changes in non-cash working capital	896	3 186	169	304	130	—	163	—	695	429	(383)	(93)	1 670	3 826
Decrease (increase) in operating working capital	(1 523)	190	(2)	41	32	—	58	—	(584)	(225)	1 451	(589)	(568)	(583)

Total cash flow from (used in) operating activities	(627)	3 376	167	345	162	—	221	—	111	204	1 068	(682)	1 102	3 243

Investing activities:
Capital and exploration expenditures	(2 073)	(4 899)	(254)	(246)	(63)	—	(147)	—	(153)	(152)	—	(20)	(2 690)	(5 317)
Deferred outlays and other investments	(35)	(37)	—	—	—	—	—	—	—	—	8	1	(27)	(36)
Cash acquired through business combination (net)	—	—	—	—	—	—	—	—	—	—	248	—	248	—
Proceeds from disposals	—	—	27	26	—	—	—	—	9	—	—	7	36	33
Decrease (increase) in investing working capital	(687)	260	(13)	—	(1)	—	(6)	—	(1)	(14)	—	(7)	(708)	239

Total cash from (used in) investing activities	(2 795)	(4 676)	(240)	(220)	(64)	—	(153)	—	(145)	(166)	256	(19)	(3 141)	(5 081)

Net cash surplus (deficiency) before financing activities	(3 422)	(1 300)	(73)	125	98	—	68	—	(34)	38	1 324	(701)	(2 039)	(1 838)

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, except for the accounting policy change as described in note 2, Change in Accounting Policies. Certain information and disclosures normally required to be included in notes to the annual consolidated financial statements have been condensed or omitted.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.'s (Suncor) financial position at September 30, 2009 and the results of its operations and cash flows for the three and nine month periods ended September 30, 2009 and 2008.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. CHANGE IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

On January 1, 2009, the company retroactively adopted Canadian Institute of Chartered Accountants (CICA) Handbook section 3064 "Goodwill and Intangible Assets". This new standard replaces section 3062 "Goodwill and Other Intangible Assets" and section 3450 "Research and Development Costs", and focuses on the criteria for asset recognition in the financial statements, including those internally developed. The impact of adopting this standard resulted in a change in the classification of our deferred maintenance shutdown costs that had previously been classified within other assets and amortized over the period to the next shutdown, as follows:

Change in Consolidated Balance Sheets

($ millions, increase/(decrease))	As at September 30 2009	As at December 31 2008

Property, plant and equipment, net	475	566
Other assets	(475)	(566)

3. BUSINESS COMBINATION WITH PETRO-CANADA

(a)  Overview

In the first quarter of 2009, Suncor announced that it had agreed to merge with Petro-Canada. The transaction was accomplished through a plan of arrangement, which included a share exchange, pursuant to which holders of common shares of Petro-Canada received 1.28 common shares of Suncor for each common share of Petro-Canada held.

In the second and third quarters of 2009, the arrangement received approval from Suncor and Petro-Canada shareholders, the Alberta Court of Queen's Bench, and the Competition Bureau of Canada. The transaction closed August 1, 2009 and the merged company continues to operate as Suncor Energy Inc.

(b)  Accounting for business combinations

The company has accounted for this business combination as prescribed by CICA Handbook section 1581 "Business Combinations". As such, the company is required to recognize Petro-Canada assets and liabilities as at August 1, 2009. The results of Petro-Canada operations are included in the consolidated financial statements of the company from August 1, 2009.

             Suncor Energy Inc.
 034    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(c)  Consideration and purchase price

Consideration offered to complete the merger included 621.1 million shares of Suncor with a value of $18,878 million, or $30.39 per share, that were issued to Petro-Canada shareholders and 7.1 million Suncor share options with a fair value of $147 million, that were exchanged for existing Petro-Canada share options. The replacement of stock options and other stock-based compensation plans that are accounted for as liabilities are not included in consideration (see note 9).

The total purchase price for the acquisition was $19,630 million, consisting of the following amounts:

($ millions)

621.1 million common shares issued to Petro-Canada shareholders	18,878
7.1 million Petro-Canada share options exchanged for share options of Suncor	147
Transaction costs	167
Effective settlement of pre-existing contract with Petro-Canada (note f)	438

Total purchase price	19,630

(d)  Preliminary allocation of purchase price

The following fair values were assigned to the net assets of Petro-Canada as at August 1, 2009:

($ millions)

Current assets	4,645
Property, plant and equipment	27,550
Other assets	537

Total assets	32,732

Current liabilities	3,762
Long-term debt	4,410
Accrued liabilities and other	3,439
Future income taxes	4,690

Total liabilities	16,301

Net assets purchased	16,431
Goodwill	3,199

Total purchase price	19,630

Cash acquired was $248 million, net of transaction costs of $167 million.

Other assets includes $236 million for intangible assets, relating to the Petro-Canada brand, with an indefinite life, and customer lists, which will be amortized over their estimated useful lives.

This preliminary allocation of the purchase price is based on current best estimates by Suncor's management and is based principally on valuations prepared by independent valuation specialists. The completion of the purchase price allocation may result in further adjustment to the carrying value of Petro-Canada's recorded assets and liabilities and the residual amount allocated to goodwill. The company is in the process of finalizing the allocation of goodwill on acquisition to its operating segments. In the Schedule of Segmented Data, goodwill on acquisition has been included in total assets for the Corporate, Energy Trading and Eliminations segment. No amount that is part of goodwill is expected to be deductible for tax purposes.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    035

(e)  Employee future benefits

The fair values assigned to the pension and post-retirement benefits plans assumed, included in Accrued liabilities and other, are as follows:

		Other
	Pension	Post- Retirement
($ millions)	Benefits	Benefits	Total

Market value of plan assets	1 255	—	1 255
Accrued benefit obligation	1 912	265	2 177

Net liability assumed	(657)	(265)	(922)

The valuation of the net liability assumed was based on the following assumptions:

		Other
	Pension	Post- Retirement
(percent)	Benefits	Benefits

Discount rate	5.25	5.25
Rate of compensation increase	3.00	3.00

Expected return on plan assets	6.75	N/A

(f)  Pre-existing contract with Petro-Canada

CICA Emerging Issues Committee Abstract 154 (EIC 154) Accounting for Pre-existing Relationships between the Parties of a Business Combination states that the consummation of a business combination between parties with a pre-existing relationship requires an evaluation to determine if a settlement of the related contract exists, and where the relationship is favourable to the acquirer, that the purchase cost of the acquisition be the sum of the consideration paid and the benefit from the settlement of the relationship. The benefit is measured as the lesser of the amount of any stated settlement provisions in the contract and the amount by which the contract is favourable, from the perspective of the acquirer, when compared to pricing for current market transactions for the same or similar items.

In 2003, Suncor entered into a fee-for-service contract where it agreed to upgrade bitumen supplied by Petro-Canada. The contract came into effect January 1, 2009. The contract processing fee included an escalation factor tied to the price of West Texas Intermediate (WTI) crude, which was intended to approximate changes in Canadian light/heavy differentials for crude oil. The contract terms included a take-or-pay volume commitment and no early settlement provisions.

Since 2003, crude prices have increased significantly and industry conditions for the supply and demand of upgraded bitumen have changed dramatically resulting in the contract being favourable to Suncor at the transaction closing date. A value of $438 million was assigned to the effective settlement of the contract, by comparing estimated future processing fees on the take-or-pay volume commitment to estimated Canadian light/heavy differentials using future pricing assumptions for WTI, synthetic crude and bitumen.

The deemed settlement amount of $438 million (net of income taxes of $nil) is included in the total purchase price of the acquisition and included in interest and other income in the Consolidated Statement of Earnings.

4. CHANGE IN SEGMENTED DISCLOSURES

As a result of the business combination described in note 3, the company has reclassified its operations into the following segments.

Oil Sands includes the company's operations in northeast Alberta to produce synthetic crude through the recovery and upgrading of bitumen from mining and in-situ development.

Natural Gas includes exploration and production of natural gas, crude oil and natural gas liquids in western Canada and the U.S. Rockies.

The East Coast Canada segment comprises activity offshore Newfoundland and Labrador, and includes interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields.

             Suncor Energy Inc.
 036    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The International segment includes the exploration for, and production of, crude oil and natural gas in the U.K., the Netherlands, Trinidad and Tobago, Libya and Syria.

Refining and Marketing includes the purchase and sale of crude oil, the refining of crude oil products, and the distribution and marketing of these and other purchased products through refineries located in eastern and western Canada and the U.S., as well as a lubricants plant located in eastern Canada.

The Corporate, Energy Trading and Eliminations segment includes third-party energy trading activities and activities not directly attributable to an operating segment.

All prior periods have been restated to conform to these segment definitions.

5. FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

(a)  Balance Sheet Financial Instruments

The company's financial instruments in the Consolidated Balance Sheets consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all current liabilities (except for the current portions of income tax, asset retirement and pension obligations), long-term debt, and a portion of non-current accrued liabilities and other. Unless otherwise noted, carrying values reflect the current fair value of the company's financial instruments.

The estimated fair values of recognized financial instruments have been determined based on the company's assessment of available market information and appropriate valuation methodologies based on industry accepted third-party models; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

The company's fixed-term debt is accounted for under the amortized cost method. Upon initial recognition, the cost of the debt is its fair value, adjusted for any associated transaction costs. We do not recognize gains or losses arising from changes in the fair value of this debt until the gains or losses are realized. Gains or losses on our U.S. dollar denominated long-term debt resulting from changes in the exchange rate are recognized in the period in which they occur. At September 30, 2009, the carrying value of our fixed-term debt accounted for under the amortized cost method was $10.3 billion (December 31, 2008 – $6.7 billion) and the fair value was $10.8 billion (December 31, 2008 – $5.4 billion).

(b)  Hedges – Documented as Part of a Qualifying Hedge Relationship

Fair Value Hedges

At September 30, 2009, the company had interest rate swaps classified as fair value hedges outstanding until August 2011, relating to fixed-rate debt. There was no ineffectiveness recognized on interest rate swaps designated as fair value hedges during the three and nine month periods ended September 30, 2009 and September 30, 2008.

There was no earnings impact associated with hedge ineffectiveness on derivative contracts to hedge risks specific to individual transactions during the three month period ended September 30, 2009 (2008 – loss of $1 million, net of income taxes of $1 million). During the nine month period ended September 30, 2009, the earnings impact was a gain of $2 million, net of income taxes of $1 million (2008 – loss of $4 million, net of income taxes of $2 million).

Cash Flow Hedges

At September 30, 2009, the company had hedged a portion of its forecasted cash flows subject to natural gas price risk. There was no earnings impact associated with realized and unrealized hedge ineffectiveness on derivative contracts designated as cash flow hedges during the three and nine month periods ended September 30, 2009 and September 30, 2008.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    037

Fair Value of Hedging Derivative Financial Instruments

The fair value of hedging derivative financial instruments as recorded, is the estimated amount that the company would receive (pay) to terminate the hedging derivative contracts. Such amounts, which also represent the unrealized gain (loss) on the contracts, were as follows:

($ millions)	September 30 2009	December 31 2008

Revenue hedge swaps and collars	1	(2)
Fixed to floating interest rate swaps	17	24
Specific hedges of individual transactions	2	(11)

Fair value of outstanding hedging derivative financial instruments	20	11

Accumulated Other Comprehensive Income (AOCI)

A reconciliation of changes in AOCI attributable to derivative hedging activities for the nine month periods ending September 30 is as follows:

($ millions)	2009	2008

AOCI attributable to derivative hedging activities, beginning of the period, net of income taxes of $5 (2008 – $4)	13	13
Current period net changes arising from cash flow hedges, net of income taxes of $nil (2008 – $3)	1	(7)
Net unrealized hedging losses at the beginning of the year reclassified to earnings during the period, net of income taxes of $nil (2008 – $2)	2	5

AOCI attributable to derivative hedging activities, at September 30, net of income taxes of $5 (2008 – $3)	16	11

(c)  Hedges – Not Documented as Part of a Qualifying Hedge Relationship

The company also periodically enters into derivative financial instruments such as options, basis swaps, and heat rate swaps that either do not qualify for hedge accounting treatment or that the company has not elected to document as part of a qualifying hedge relationship. The earnings impact associated with these contracts for the three month period ended September 30, 2009, was a gain of $43 million, net of income taxes of $15 million (2008 – a gain of $54 million, net of income taxes of $22 million). During the nine month period ended September 30, 2009, the earnings impact was a loss of $658 million, net of income taxes of $232 million (2008 – a loss of $6 million, net of income taxes of $2 million).

Significant contracts outstanding at September 30, 2009 were as follows:

	Quantity	Average Price	(1)	Hedge
Crude oil	(bpd)	(US$/bbl)		Period

Purchased puts (2)	55 000	60.00		2009
Fixed price	104 391	51.00		2009
Purchased puts (2)	55 000	60.00		2010
Sold puts (3)	54 753	60.00		2010
Collars – floor	50 041	50.00		2010
Collars – cap	49 986	68.06		2010

(1)
Average price for crude puts is US$ WTI per barrel at Cushing, Oklahoma.

(2)
Total premium paid was US$59 million.

(3)
Premium received was US$213 million.

(d)  Energy Trading Activities

In addition to the financial derivatives used for hedging activities, the company uses physical and financial energy contracts, including swaps, forwards and options to earn trading revenues. Physical energy trading contracts involve activities intended to enhance prices

             Suncor Energy Inc.
 038    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com and satisfy physical deliveries to customers. Net pretax earnings for the three and nine month periods ended September 30, before intersegment eliminations, were as follows:

Earnings (Loss) Before Income Taxes

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2009	2008	2009	2008

Physical energy contracts trading activity	42	92	51	103
Financial energy contracts trading activity	(3)	(6)	(8)	3
General and administrative costs	(4)	(1)	(9)	(6)

Total	35	85	34	100

(e)  Fair Value of Non-Designated Derivative Financial Instruments

The fair value of unsettled (unrealized) non-designated derivative financial instruments, which includes all contracts referenced in section (c) & (d) above are as follows:

($ millions)	September 30 2009	December 31 2008

Derivative financial instrument assets (1)	209	635
Derivative financial instrument liabilities (2)	(627)	(14)

Net assets (liabilities)	(418)	621

(1)
As at September 30, 2009, $168 million is recorded in accounts receivable (December 31, 2008 – $376 million) and $41 million is recorded in other assets (December 31, 2008 – $259 million) in the Consolidated Balance Sheets.

(2)
As at September 30, 2009, $517 million is recorded in accounts payable and accrued liabilities (December 31, 2008 – $14 million) and $110 million is recorded in accrued liabilities and other in the Consolidated Balance Sheets.

Change in fair value of net assets

($ millions)	2009

Fair value of contracts outstanding at December 31, 2008	621
Fair value of contracts realized during the period	177
Fair value of contracts entered into during the period	(854)
Changes in values attributable to market price and other market changes during the period	(362)

Fair value of contracts outstanding at September 30, 2009	(418)

Financial Risk Factors

The company is exposed to a number of different financial risks arising from normal course business exposures, as well as the company's use of financial instruments. These risk factors include market risks relating to commodity prices, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Risk Management Committee (RMC) is charged with the oversight of the company's risk management for trading risk management activities which are defined as strategic hedging, optimization trading, marketing and speculative trading. The RMC, acting under board authority, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures. All risk management activity is carried out by specialist teams that have the appropriate skills, experience and supervision with the appropriate financial and management controls.

At September 30, 2009, the company's exposure to risks associated arising from the use of financial instruments had not changed significantly from December 31, 2008.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    039

Changes in commodity prices on our financial contracts would have the following impact on our net earnings and other comprehensive income for the three months ended September 30, 2009:

Financial Instrument Sensitivity Analysis

($ millions)	September 30, 2009	(1)	Change	Net Earnings	Other Comprehensive Income

Crude Oil	US$76.37/barrel
Price increase			US$1.00/barrel	(20)	—
Price decrease			US$1.00/barrel	20	—
Natural Gas	US$5.91/mcf
Price increase			US$0.10/mcf	—	—
Price decrease			US$0.10/mcf	—	—

(1)
Prices represent the average of the forward strip prices at September 30, 2009.

For a full discussion of the company's financial risk factors, see page 67 of our 2008 Annual Report.

6. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management objective is to maintain a solid investment-grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company monitors capital through two key ratios: net debt to cash flow from operations and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus long-term debt less cash and cash equivalents divided by the twelve month trailing cash flow from operations.

Total debt to total debt plus shareholders' equity is calculated as short term-debt plus long-term debt divided by short-term debt plus long-term debt plus shareholders' equity.

The company's strategy during the third quarter of 2009 was to maintain the measure set out in the following schedule. The company believes that maintaining our capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment-grade credit ratings. The company operates in a cyclical business environment and ratios may periodically fall outside of management targets.

At September 30, ($ millions)	Capital Measure Target	2009	2008

Components of ratios
Short-term debt		3	2
Current portion of long-term debt		21	5
Long-term debt		13 826	6 568
Total debt		13 850	6 575
Cash and equivalents		587	1 315
Net debt		13 263	5 260
Shareholders' equity		33 854	14 492
Total capitalization (total debt + shareholders' equity)		47 704	21 067

Cash flow from operations (trailing twelve months)		1 901	5 011

Net debt/cash flow from operations	< 2.0 times	7.0	1.0

Total debt/total debt plus shareholders' equity		29%	31%

             Suncor Energy Inc.
 040    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The increase in debt levels as a result of the merger with Petro-Canada has caused our net debt/cash flow from operations measure to increase significantly, as the calculation only includes two months of cash flow from operations relating to legacy Petro-Canada operations.

The company's capital management strategy, objectives, definitions, monitoring measures and targets have not changed significantly from the prior period.

7. FINANCING EXPENSES (INCOME)

	Three months ended September 30		Nine months ended September 30
($ millions)	2009	2008	2009	2008

Interest on debt	156	101	391	242
Capitalized interest	(22)	(101)	(94)	(242)

Net interest expense	134	—	297	—
Foreign exchange (gain) loss on long-term debt	(400)	173	(657)	238
Other foreign exchange (gain) loss	(82)	(17)	(57)	3

Total financing expenses (income)	(348)	156	(417)	241

8. RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2009	2008	2009	2008

Net earnings	929	815	689	2 352

(millions of common shares)
Weighted-average number of common shares	1 248	935	1 061	930
Dilutive securities:
Options issued under stock-based compensation plans	13	18	13	18

Weighted-average number of diluted common shares	1 261	953	1 074	948

(dollars per common share)
Basic earnings per share (a)	0.74	0.87	0.65	2.53
Diluted earnings per share (b)	0.74	0.86	0.64	2.48

Note:
An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a)
Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(b)
Diluted earnings per share is net earnings, divided by the weighted-average number of diluted common shares.

9. SHARE CAPITAL

Issued

	Common Shares
	Number (thousands)	Amount ($ millions)

Balance as at December 31, 2008	935 524	1 113
Shares issued to Petro-Canada shareholders (note 3)	621 142	18 878
Issued for cash under stock option plans	2 147	38
Issued under dividend reinvestment plan	88	2

Balance as at September 30, 2009	1 558 901	20 031

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    041

Stock-Based Compensation

A stock option gives the holder the right, but not the obligation, to purchase common shares at a predetermined price over a specified period of time.

After the date of grant, employees and non-employee directors that hold options must earn the right to exercise them. The holder must fulfill a time requirement for service to the company, at which time the option is considered vested. Certain options are subject to accelerated vesting should the company meet predetermined performance criteria.

The predetermined price at which an option can be exercised is equal to or greater than the market price of the common shares on the date the option is granted.

Certain stock options with a cash payment alternative (CPA) entitle the holder to surrender vested options for cancellation in return for a direct cash payment based on the excess of the then current market price of the underlying common share over the option exercise price or for a common share in the company at the option exercise price.

A stock appreciation right unit (SAR) entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the vested option is surrendered.

A performance share unit (PSU) is a time-vested award entitling employees to receive cash to varying degrees contingent upon the company's shareholder return relative to a peer group of companies.

A restricted share unit (RSU) is a time-vested award entitling employees to receive cash.

A deferred share unit (DSU) is a notional share unit, redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU plan is only for executives and members of the company's Board of Directors.

(a) Stock Option Plans:

(i) SunShare 2012 Performance Stock Options

Granting of options under this plan ended on July 31, 2009. The company granted 243,000 options in the third quarter of 2009, for a total of 1,204,000 options granted in the nine months ended September 30, 2009 (730,000 options granted during the third quarter of 2008; 1,786,000 options granted during the nine months ended September 30, 2008) to all eligible permanent full-time and part-time employees, both executive and non-executive, under its SunShare 2012 performance stock option plan. During 2008, in connection with the achievement of a predetermined performance criterion, 25% of the outstanding options vested under the SunShare 2012 plan and will become exercisable on January 1, 2010. The remaining 75% of outstanding options may vest on January 1, 2013 if further specified performance targets are met. All unvested options which have not previously expired or been cancelled will automatically expire on January 1, 2013.

(ii) Executive Stock Options

Granting of options under this plan ended on July 31, 2009. The company did not grant options under this plan in the third quarter of 2009. A total of 711,000 options were granted in the nine months ended September 30, 2009 (42,000 options granted during the third quarter of 2008; 870,000 granted in the nine months ended September 30, 2008) to non-employee directors and certain executives and other senior members of the company. Options granted have a ten-year life and vest annually over a three-year period.

(iii) Key Contributor Stock Options

Granting of options under this plan ended on July 31, 2009. Under this plan, the company granted 2,000 common share options in the third quarter of 2009, for a total of 571,000 options granted in the nine months ended September 30, 2009 (11,000 options granted during the third quarter of 2008; 2,373,000 granted in the nine months ended September 30, 2008) to non-insider senior managers and key employees. Options granted have a ten-year life and vest annually over a three-year period.

             Suncor Energy Inc.
 042    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(iv) Petro-Canada Stock Options ("Adjusted Options")

Granting of options under this plan ended on July 31, 2009. In conjunction with the business combination transaction described in note 3, each outstanding option issued under the Petro-Canada Stock Option Plan to purchase Petro-Canada common shares was exchanged on August 1, 2009 for 1.28 options to purchase Suncor common shares, for a total of 29.9 million options outstanding at August 1, 2009. The same exchange ratio was applied to the exercise price of these options.

The Adjusted Options, issued to officers and certain employees, have a term of ten years if granted prior to 2004 and seven years if granted subsequent to 2003. Holders of options granted after 2003 are entitled to exercise the options in exchange for a cash payment alternative (CPA). A total of 22.8 million of the Adjusted Options outstanding on August 1, 2009 had a CPA and are recorded in accrued liabilities and other on the Consolidated Balance Sheets, based on their intrinsic value at each period end. All Adjusted Options vest over periods of up to four years.

As at September 30, 2009, there were 28.9 million Adjusted Options outstanding with a weighted-average exercise price per share of $28.01.

(v) Suncor Energy Inc. Stock Options

The company granted 4,000 options under this plan, which came into effect on August 1, 2009. This plan replaces the pre-merger stock option plans of legacy Petro-Canada and Suncor. Outstanding Adjusted Options that are cancelled, expire or are terminated or otherwise result in no underlying common share being issued will be available for issuance as options under this plan.

Stock Options Outstanding and Exercisable

The following table summarizes outstanding and exercisable common share options as at September 30, 2009:

	Outstanding			Exercisable

Exercise Prices ($)	Number (thousands)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price Per Share ($)	Number (thousands)	Weighted-Average Exercise Price Per Share ($)

7.84 – 12.99	3 030	2	9.93	3 030	9.93
13.00 – 17.99	14 565	3	14.20	14 565	14.20
18.00 – 29.99	15 674	4	22.34	11 243	22.95
30.00 – 44.99	18 171	5	38.90	11 167	39.69
45.00 – 49.99	19 935	5	47.35	4 708	46.57
50.00 – 72.68	2 409	5	55.11	100	53.51

Total	73 784	4	32.12	44 813	25.95

Fair Value of Options Granted

The fair values of all legacy Suncor common share options granted during the period and Adjusted Options granted in 2003 are estimated as at the grant date using the Monte Carlo simulation approach for the SunShare 2012 option plan and the Black-Scholes option-pricing model for all other option plans. Adjusted Options which have a CPA granted subsequent to 2003 are accounted for based on the intrinsic value at each period end. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Quarterly dividend per share*	$0.10	$0.05	$0.07	$0.05
Risk-free interest rate	2.67%	3.08%	2.31%	3.44%
Expected life	4 years	5 years	5 years	6 years
Expected volatility	54%	30%	47%	29%
Weighted-average fair value per option	$11.11	$12.89	$10.28	$14.73

*
In 2009, quarterly dividends of $0.05 per share were paid in the first and second quarter, and $0.10 per share in the third quarter

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    043

(b) Petro-Canada Stock Appreciation Rights ("Adjusted SARs")

In conjunction with the business combination described in note 3, each outstanding SAR issued under the Petro-Canada Stock Option Plan was exchanged with 1.28 SARs resulting in the addition of 15,353,000 SARs at August 1, 2009.

The following table summarizes outstanding and exercisable Adjusted SARs as at September 30, 2009:

	Outstanding			Exercisable

Exercise Prices ($)	Number (thousands)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price Per Share ($)	Number (thousands)	Weighted-Average Exercise Price Per Share ($)

19.13 – 25.00	6 329	6	19.45	—	—
25.01 – 35.00	3 726	4	34.31	1 768	34.33
35.01 – 40.00	4 406	5	36.84	1 125	36.86
40.01 – 46.13	149	5	43.79	68	43.60

Total	14 610	6	28.73	2 961	35.50

(c) Performance Share Units (PSUs)

In the third quarter of 2009, the company issued 4,000 PSUs (2008 – 2,000). For the nine months ended September 30, 2009, the company issued 1,149,000 PSUs (2008 – 782,000). In conjunction with the business combination described in note 3, each outstanding Petro-Canada PSU was adjusted by 1.28, resulting in the addition of 945,000 PSUs at August 1, 2009.

(d) Restricted Share Units (RSUs)

In the third quarter of 2009, the company issued 1,034,000 RSUs (2008 – 49,000). For the nine months ended September 30, 2009, the company issued 2,649,000 RSUs (2008 – 1,025,000). In conjunction with the business combination described in note 3, each outstanding Petro-Canada RSU was adjusted by 1.28, resulting in the addition of 1,018,000 RSUs at August 1, 2009.

(e) Deferred Share Units (DSUs)

In the third quarter of 2009, the company issued 73,000 DSUs (2008 – 25,000). For the nine months ended September 30, 2009, the company issued 86,000 DSUs (2008 – 30,000). In conjunction with the business combination described in note 3, each outstanding Petro-Canada PSU was adjusted by 1.28, resulting in the addition of 1,008,000 DSUs at August 1, 2009.

Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock based compensation expense (recovery) recorded for all plans within operating, selling and general expense on the Consolidated Statements of Earnings:

	Three months ended September 30		Nine months ended September 30
($ millions)	2009	2008	2009	2008

Stock option plans	65	25	116	94
Adjusted SARs	25	—	25	—
Performance share units (PSUs)	9	(13)	19	(3)
Restricted share units (RSUs)	32	1	57	10
Deferred share units (DSUs)	7	(31)	30	(13)

Total stock based compensation expense (recovery)	138	(18)	247	88

             Suncor Energy Inc.
 044    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

10. EMPLOYEE FUTURE BENEFITS LIABILITY

The following is the status of the net periodic benefit cost for the three and nine months ended September 30:

	Three months ended September 30		Pension Benefits Nine months ended September 30
($ millions)	2009	2008	2009	2008

Current service costs	19	14	49	42
Interest costs	31	12	57	36
Expected return on plan assets	(24)	(11)	(44)	(33)
Amortization of net actuarial loss	5	6	15	17

Net periodic benefit cost	31	21	77	62

	Three months ended September 30		Other Post-Retirement Benefits Nine months ended September 30
($ millions)	2009	2008	2009	2008

Current service costs	2	1	5	3
Interest costs	4	2	9	7
Amortization of net actuarial loss	—	1	—	2

Net periodic benefit cost	6	4	14	12

11. SUPPLEMENTAL INFORMATION

	Three months ended September 30		Nine months ended September 30
($ millions)	2009	2008	2009	2008

Interest paid	63	54	297	178
Income taxes paid	521	103	676	507

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    045

12. LONG-TERM DEBT AND CREDIT FACILITIES

($ millions)	September 30 2009	December 31 2008

Fixed-term debt, redeemable at the option of the company
6.85% Notes, denominated in U.S. dollars, due in 2039 (US$750)	804	918
6.80% Notes, denominated in U.S. dollars, due in 2038 (US$900)	996	—
6.50% Notes, denominated in U.S. dollars, due in 2038 (US$1150)	1 233	1 408
5.95% Notes, denominated in U.S. dollars, due in 2035 (US$600)	592	—
5.95% Notes, denominated in U.S. dollars, due in 2034 (US$500)	536	612
5.35% Notes, denominated in U.S. dollars, due in 2033 (US$300)	272	—
7.15% Notes, denominated in U.S. dollars, due in 2032 (US$500)	536	612
6.10% Notes, denominated in U.S. dollars, due in 2018 (US$1250)	1 341	1 531
6.05% Notes, denominated in U.S. dollars, due in 2018 (US$600)	659	—
5.00% Notes, denominated in U.S. dollars, due in 2014 (US$400)	440	—
4.00% Notes, denominated in U.S. dollars, due in 2013 (US$300)	320	—
7.00% Debentures, due in 2028 (US$250)	278	—
7.875% Debentures, due in 2026 (US$275)	334	—
9.25% Debentures, due in 2021 (US$300)	414	—
5.39% Series 4 Medium Term Notes, due in 2037	600	600
5.80% Series 4 Medium Term Notes, due in 2018	700	700
6.70% Series 2 Medium Term Notes, due in 2011	500	500

	10 555	6 881
Revolving-term debt, with interest at variable rates
Commercial paper and bankers' acceptances	3 111	934

Total unsecured long-term debt	13 666	7 815
Secured long-term debt	13	13
Capital leases	214	103
Fair value of interest swaps	17	25
Deferred financing costs	(63)	(72)

	13 847	7 884

Current portion of long-term debt
Capital leases	(12)	(9)
Fair value of interest swaps	(9)	(9)

Total current portion of long-term debt	(21)	(18)

Total long-term debt	13 826	7 866

At September 30, 2009, undrawn lines of credit were $5,421 million, as follows:

($ millions)	2009

Facility that is fully revolving for 364 days, has a term period of one year and expires in 2010	855
Facility that is fully revolving for a period of four years and expires in 2013	214
Facility that is fully revolving for a period of five years and expires in 2013	7 320
Facilities that can be terminated at any time at the option of the lenders	778

Total available credit facilities	9 167

Credit facilities supporting outstanding commercial paper and bankers' acceptances	3 111
Credit facilities supporting standby letters of credit	635

Total undrawn credit facilities	5 421

             Suncor Energy Inc.
 046    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Certain of the notes and debentures of the company were acquired in the business combination described in note 3 and were accounted for at their fair value at the date of acquisition. The difference between the fair value and the principal amount of these debts of $121 million is being amortized over the remaining life of the debt acquired.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income, net of income taxes, are as follows:

($ millions)	September 30 2009	December 31 2008

Unrealized foreign currency translation gain (loss)	(166)	84
Unrealized gains on derivative hedging activities	16	13

Total	(150)	97

14. INCOME TAXES

	Three months ended September 30		Nine months ended September 30
($ millions)	2009	2008	2009	2008

Provision for (recovery of) income taxes:
Current:
Canada	380	172	573	380
United States	3	20	14	26
Libya	35	—	35	—
Netherlands	12	—	12	—
United Kingdom	27	—	27	—
Other	(8)	—	(8)	—

Total current	449	192	653	406
Future	(120)	137	(538)	565

Total	329	329	115	971

The merger of Suncor Energy Inc. and Petro-Canada resulted in a deemed year end for income tax purposes for both companies effective July 31, 2009. This deemed year end generated an increase in income taxes payable as well as an acceleration of the tax payments. The tax payments that would ordinarily have been payable in monthly installments over the August to December period were due and payable at September 30, 2009.

In the third quarter of 2009, the provision for future income tax increased by $152 million due in part to the merger with Petro-Canada. The combined provincial allocation of both entities caused an increase to the future income tax rate, the impact of which is recorded in net earnings and is allocated to the segments as follows: Oil Sands – $140 million, Natural Gas – $9 million, Corporate, Energy Trading and Eliminations – $3 million.

15. CHANGES IN NON-CASH WORKING CAPITAL

Non-cash working capital is comprised of current assets and current liabilities, other than cash and cash equivalents, future income taxes and the current portion of long-term debt.

The (increase) decrease in non-cash working capital is comprised of:

	Three months ended September 30		Nine months ended September 30
($ millions)	2009(1)	2008	2009(1)	2008

Operating activities
Accounts receivable	429	135	68	(248)
Inventories	5	255	(376)	(337)
Accounts payable and accrued liabilities	(537)	(366)	(221)	127
Taxes payable/receivable	202	59	(39)	(125)

	99	83	(568)	(583)

(1)
Balances do not include amounts acquired from Petro-Canada as a result of the merger, but do reflect the changes in these working capital accounts subsequent to August 1, 2009.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    047

Highlights
(unaudited)

	2009	2008

Cash Flow From Operations
(dollars per common share – basic)
For the three months ended September 30
Cash flow from operations (1)	0.46	1.23

For the nine months ended September 30
Cash flow from operations (1)	1.57	4.11

Ratios
For the twelve months ended September 30
Return on capital employed (%) (2)	3.7	28.7
Return on capital employed (%) (3)	2.6	21.0

Net debt to cash flow from operations (times) (4)	7.0	1.0

Interest coverage on long-term debt (times)
Net earnings (5)	1.9	14.2
Cash flow from operations (6)	5.9	18.3

As at September 30
Debt to debt plus shareholders' equity (%) (7)	29.0	31.2

Common Share Information
As at September 30
Share price at end of trading
Toronto Stock Exchange – Cdn$	37.40	44.00
New York Stock Exchange – US$	34.56	42.14

Common share options outstanding (thousands)	73 784	46 829

For the nine months ended September 30
Average number outstanding, weighted monthly (thousands)	1 061 074	930 393

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(1)
Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.

(2)
For the twelve month period ended; net earnings (2009 – $672 million; 2008 – $3,500 million) after adjustment to add back after-tax financing expense (2009 – $198 million; 2008 – $105 million) divided by average capital employed (2009 – $18,107 million; 2008 – $12,196 million). Average capital employed is shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, less capitalized costs related to major projects in progress (as applicable), on a weighted-average basis. Return on capital employed (ROCE) for Suncor operating segments as presented in the Quarterly Operating Summary is calculated in a manner consistent with consolidated ROCE.

(3)
If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2009 – $26,246 million; 2008 – $16,703 million), the return on capital employed would be as stated on this line.

(4)
Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve-month period then ended. The increase in debt levels as a result of the merger with Petro-Canada has caused our net debt/cash flow from operations measure to increase significantly, as the calculation only includes two months of cash flow from operations relating to legacy Petro-Canada operations.

(5)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(6)
Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(7)
Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders' equity.

             Suncor Energy Inc.
 048    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary
(unaudited)

	Three months ended					Nine months ended		Twelve months ended
	Sept 30	June 30	Mar 31	Dec 31	Sept 30	Sept 30	Sept 30	Dec 31

	2009	2009	2009	2008	2008	2009	2008	2008

OIL SANDS (excluding Syncrude)
Production (1), (a)
Total production	305.3	301.0	278.0	243.8	245.6	294.8	222.6	228.0
Firebag(k)	54.3	48.3	42.4	39.7	40.4	48.4	36.6	37.4
MacKay River(k)	17.6	—	—	—	—	5.9	—	—
Sales (a)
Light sweet crude oil	89.6	99.4	108.8	95.7	48.1	99.2	70.7	77.0
Diesel	36.9	25.3	22.8	19.1	10.9	28.4	20	19.8
Light sour crude oil	146.8	150.5	102.7	144.2	157.4	133.5	123.4	128.7
Bitumen	14.3	10.5	9.1	3.1	2.6	11.3	1.0	1.5

Total sales	287.6	285.7	243.4	262.1	219.0	272.4	215.1	227.0

Average sales price (2), (b)
Light sweet crude oil *	71.99	65.83	54.64	63.69	125.70	63.68	114.54	98.66
Other (diesel, light sour crude oil and bitumen) *	67.51	62.71	48.80	59.77	114.74	61.01	108.82	95.14
Total *	68.91	63.79	52.78	61.20	117.14	61.98	110.70	96.33
Total	61.70	59.00	59.14	61.53	116.32	60.00	110.04	95.96

Production from MacKay River was 26.5 thousands of barrels of bitumen per day for the two months ended September 30, 2009. Our proportionate share of production from the Syncrude joint venture was 37.4 thousands of barrels per day, with an average sales price of $75.17 per barrel, for the two months ended September 30, 2009.

Cash operating costs and Total operating costs – Total operations (excluding Syncrude) (c)
Cash costs	30.65	29.65	30.65	35.35	27.80	30.30	30.00	31.45
Natural gas	1.55	1.65	3.00	4.05	4.30	2.05	5.70	5.25
Imported bitumen	0.05	—	0.05	1.90	1.90	0.05	1.75	1.80

Cash operating costs (3)	32.25	31.30	33.70	41.30	34.00	32.40	37.45	38.50
Project start-up costs	0.45	0.35	0.65	0.30	0.35	0.45	0.50	0.40

Total cash operating costs (4)	32.70	31.65	34.35	41.60	34.35	32.85	37.95	38.90
Depreciation, depletion and amortization	7.60	7.20	7.30	7.50	6.70	7.35	6.75	6.95

Total operating costs (5)	40.30	38.85	41.65	49.10	41.05	40.20	44.70	45.85

Cash operating costs and Total operating costs – In-situ bitumen production only (c)
Cash costs	10.25	11.15	10.50	16.55	10.75	10.65	11.75	13.00
Natural gas	4.30	5.25	7.90	9.65	11.30	5.55	13.25	12.30

Cash operating costs (6)	14.55	16.40	18.40	26.20	22.05	16.20	25.00	25.30
In-situ (Firebag) start-up costs	0.65	1.50	3.35	—	0.80	1.30	0.90	0.65

Total cash operating costs (7)	15.20	17.90	21.75	26.20	22.85	17.50	25.90	25.95
Depreciation, depletion and amortization	5.95	6.00	7.10	6.55	5.40	6.25	6.30	6.35

Total operating costs (8)	21.15	23.90	28.85	32.75	28.25	23.75	32.20	32.30

Ending capital employed excluding major projects in progress (i)	14 833	10 008	10 610	9 352	9 035
(for the twelve months ended)
Return on capital employed (j)	8.4	11.1	22.9	35.5	46.0
Return on capital employed (j)**	4.9	6.5	13.9	21.8	28.6

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    049

Quarterly Operating Summary (continued)
 (unaudited)

	Two months ended	Three months ended					Nine months ended		Twelve months ended
	Sept 30 2009	Sept 30 2009	June 30 2009	Mar 31 2009	Dec 31 2008	Sept 30 2008	Sept 30 2009	Sept 30 2008	Dec 31 2008

NATURAL GAS
Gross production
Natural gas (d)
Western Canada	622	477	192	200	195	197	290	204	202
U.S. Rockies	60	40	—	—	—	—	14	—	—
Natural gas liquids and crude oil (a)
Western Canada	11.3	8.3	3.2	3.1	3.1	2.6	4.9	3.1	3.1
U.S. Rockies	3.6	2.4	—	—	—	—	0.8	—	—
Total gross production (f)
Western Canada	690	527	211	219	213	213	319	223	220
U.S. Rockies	82	54	—	—	—	—	19	—	—

Average sales price (2)
Natural gas (g)
Western Canada	2.73	2.79	3.56	5.63	6.90	9.10	3.48	8.66	8.23
U.S. Rockies	3.01	3.01	—	—	—	—	3.01	—	—
Natural gas (g) *
Western Canada	2.71	2.77	3.52	5.61	6.84	9.14	3.46	8.70	8.25
U.S. Rockies	3.01	3.01	—	—	—	—	3.01	—	—
Natural gas liquids and crude oil (b)
Western Canada	54.20	53.28	41.39	39.03	39.31	96.88	47.70	81.37	70.89
U.S. Rockies	67.08	67.08	—	—	—	—	67.08	—	—

Ending capital employed (i)		3 632	1 200	1 195	1 152	1 120
(for the twelve months ended)
Return on capital employed (j)		(9.6)	(1.7)	5.0	7.7	10.3

             Suncor Energy Inc.
 050    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Two months ended	Three months ended					Nine months ended		Twelve months ended
	Sept 30 2009	Sept 30 2009	June 30 2009	Mar 31 2009	Dec 31 2008	Sept 30 2008	Sept 30 2009	Sept 30 2008	Dec 31 2008

EAST COAST CANADA
Production (a)
Terra Nova	16.0	—	—	—	—	—	—	—	—
Hibernia	28.5	—	—	—	—	—	—	—	—
White Rose	5.1	—	—	—	—	—	—	—	—

Total production	49.6	—	—	—	—	—	—	—	—

Average sales price	75.22	—	—	—	—	—	—	—	—

Ending capital employed (i)	2 050	—	—	—	—	—
(for the twelve months ended)
Return on capital employed (j)	12.2	—	—	—	—	—
Return on capital employed (j)**	7.4	—	—	—	—	—

INTERNATIONAL
Production (e)
North Sea
Buzzard	29.4	—	—	—	—	—	—	—	—
Other U.K.	11.4	—	—	—	—	—	—	—	—
The Netherlands sector of the North Sea	13.8	—	—	—	—	—	—	—	—

Total North Sea	54.6	—	—	—	—	—	—	—	—
Other International
Libya	42.7	—	—	—	—	—	—	—	—
Trinidad & Tobago	11.3	—	—	—	—	—	—	—	—

Total Other International	54.0	—	—	—	—	—	—	—	—

Total production	108.6	—	—	—	—	—	—	—	—

Average sales price – North Sea (b)	68.67	—	—	—	—	—	—	—	—
Average sales price – Other International (l)	62.40	—	—	—	—	—	—	—	—

Ending capital employed (i)	2 230	—	—	—	—	—
(for the twelve months ended)
Return on capital employed (j)	9.3	—	—	—	—	—
Return on capital employed (j)**	4.8	—	—	—	—	—

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    051

Quarterly Operating Summary (continued)
 (unaudited)

	Two months ended	Three months ended					Nine months ended		Twelve months ended
	Sept 30 2009	Sept 30 2009	June 30 2009	Mar 31 2009	Dec 31 2008	Sept 30 2008	Sept 30 2009	Sept 30 2008	Dec 31 2008

REFINING AND MARKETING
Eastern North America
Refined product sales (h)
Transportation fuels
Gasoline – retail	16.8	12.5	4.0	3.8	3.9	3.8	6.8	3.9	3.9
– other	6.2	5.8	4.7	4.4	5.0	4.3	4.9	4.0	4.0
Distillate	12.6	10.3	5.4	5.1	5.4	5.2	7.0	5.2	5.2

Total transportation fuel sales	35.6	28.6	14.1	13.3	14.3	13.3	18.7	13.1	13.1
Petrochemicals	2.3	1.7	1.0	1.0	1.0	1.0	1.2	0.8	0.8
Asphalt	3.3	2.4	0.7	0.8	0.5	0.6	1.3	0.6	0.6
Other	3.8	3.0	1.0	0.5	0.5	1.2	1.6	1.0	1.0

Total refined product sales	45.0	35.7	16.8	15.6	16.3	16.1	22.8	15.5	15.5

Crude oil supply and refining
Processed at refineries (h)	31.8	25.5	11.8	11.3	11.2	11.6	16.2	11.0	11.0
Utilization of refining capacity (j)	93	94	87	84	101	104	90	99	99

Western North America
Refined product sales (h)
Transportation fuels
Gasoline – retail	5.3	3.8	0.6	0.7	0.7	0.7	1.7	0.7	0.7
– other	14.3	12.3	8.3	7.5	7.1	7.2	9.4	7.3	7.3
Distillate	15.2	11.8	5.0	5.4	5.5	5.4	7.4	5.6	5.6

Total transportation fuel sales	34.8	27.9	13.9	13.6	13.3	13.3	18.5	13.6	13.6
Asphalt	1.6	1.7	1.4	1.2	1.0	1.3	1.4	1.3	1.2
Other	6.1	4.6	1.8	1.0	0.9	1.3	2.5	1.3	1.2

Total refined product sales	42.5	34.2	17.1	15.8	15.2	15.9	22.4	16.2	16.0

Crude oil supply and refining
Processed at refineries (h)	33.7	27.8	15.6	14.2	13.6	13.5	19.3	13.7	13.7
Utilization of refining capacity (j)	97	100	106	96	95	95	101	96	96

Ending capital employed excluding major projects in progress (i)		8 300	3 224	2 985	2 974	3 289
(for the twelve months ended)
Return on capital employed (j)		2.5	3.0	3.7	1.8	9.3
Return on capital employed (j) **		2.5	3.0	3.7	1.8	9.0

             Suncor Energy Inc.
 052    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve months ended
	Sept 30 2009	June 30 2009	Mar 31 2009	Dec 31 2008	Sept 30 2008	Sept 30 2009	Sept 30 2008	Dec 31 2008

NETBACKS
Natural Gas (g)
Western Canada
Average price realized	3.28	3.51	5.02	6.35	10.25	3.72	9.37	8.64
Royalties	(0.24)	0.33	(1.14)	(1.60)	(2.70)	(0.32)	(2.35)	(2.17)
Operating costs	(1.91)	(1.71)	(1.65)	(1.46)	(1.86)	(1.81)	(1.64)	(1.60)

Operating netback	1.13	2.13	2.23	3.29	5.69	1.59	5.38	4.87
Depreciation, depletion and amortization	(2.73)	(2.92)	(2.97)	(2.98)	(3.08)	(2.83)	(2.87)	(2.89)
Administrative expenses and other	(1.12)	(1.26)	(0.05)	(0.59)	(1.23)	(0.90)	(0.48)	(0.52)

Earnings before income taxes	(2.72)	(2.05)	(0.79)	(0.28)	1.38	(2.14)	2.03	1.46

U.S. Rockies
Average price realized	5.17	—	—	—	—	5.17	—	—
Royalties	(0.82)	—	—	—	—	(0.82)	—	—
Operating costs	(1.79)	—	—	—	—	(1.79)	—	—

Operating netback	2.56	—	—	—	—	2.56	—	—
Depreciation, depletion and amortization	(3.20)	—	—	—	—	(3.20)	—	—
Administrative expenses and other	(0.45)	—	—	—	—	(0.45)	—	—

Earnings before income taxes	(1.09)	—	—	—	—	(1.09)	—	—

Total Natural Gas
Average price realized	3.45	3.51	5.02	6.35	10.25	3.80	9.37	8.64
Royalties	(0.29)	0.33	(1.14)	(1.60)	(2.70)	(0.35)	(2.35)	(2.17)
Operating costs	(1.89)	(1.71)	(1.65)	(1.46)	(1.86)	(1.81)	(1.64)	(1.60)

Operating netback	1.27	2.13	2.23	3.29	5.69	1.64	5.38	4.87
Depreciation, depletion and amortization	(2.78)	(2.92)	(2.97)	(2.98)	(3.08)	(2.85)	(2.87)	(2.89)
Administrative expenses and other	(1.06)	(1.26)	(0.05)	(0.59)	(1.23)	(0.87)	(0.48)	(0.52)

Earnings before income taxes	(2.57)	(2.05)	(0.79)	(0.28)	1.38	(2.08)	2.03	1.46

East Coast Canada (b)
Average price realized	77.85	—	—	—	—	77.85	—	—
Royalties	(21.02)	—	—	—	—	(21.02)	—	—
Operating costs	(13.36)	—	—	—	—	(13.36)	—	—

Operating netback	43.47	—	—	—	—	43.47	—	—
Depreciation, depletion and amortization	(17.48)	—	—	—	—	(17.48)	—	—
Administrative expenses and other	(0.52)	—	—	—	—	(0.52)	—	—

Earnings before income taxes	25.47	—	—	—	—	25.47	—	—

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    053

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve months ended
	Sept 30 2009	June 30 2009	Mar 31 2009	Dec 31 2008	Sept 30 2008	Sept 30 2009	Sept 30 2008	Dec 31 2008

International
North Sea (b)
Gross price	72.06	—	—	—	—	72.06	—	—
Operating costs	(14.04)	—	—	—	—	(14.04)	—	—

Operating netback	58.02	—	—	—	—	58.02	—	—
Depreciation, depletion and amortization	(24.54)	—	—	—	—	(24.54)	—	—
Administrative expenses and other	(7.61)	—	—	—	—	(7.61)	—	—

Earnings before income taxes	25.87	—	—	—	—	25.87	—	—

Other International
North Africa/Near East (b)
Gross price	76.02	—	—	—	—	76.02	—	—
Royalties	(46.46)	—	—	—	—	(46.46)	—	—
Operating costs	(2.21)	—	—	—	—	(2.21)	—	—

Operating netback	27.35	—	—	—	—	27.35	—	—
Depreciation, depletion and amortization	(2.31)	—	—	—	—	(2.31)	—	—
Administrative expenses and other	(5.21)	—	—	—	—	(5.21)	—	—

Earnings before income taxes	19.83	—	—	—	—	19.83	—	—

Other International
Northern Latin America (g)
Average price realized	2.09	—	—	—	—	2.09	—	—
Royalties	(1.58)	—	—	—	—	(1.58)	—	—
Operating costs	(2.76)	—	—	—	—	(2.76)	—	—

Operating netback	(2.25)	—	—	—	—	(2.25)	—	—
Depreciation, depletion and amortization	(0.79)	—	—	—	—	(0.79)	—	—
Administrative expenses and other	0.12	—	—	—	—	0.12	—	—

Earnings before income taxes	(2.92)	—	—	—	—	(2.92)	—	—

Total International (l)
Average price realized	67.42	—	—	—	—	67.42	—	—
Royalties	(19.25)	—	—	—	—	(19.25)	—	—
Operating costs	(8.22)	—	—	—	—	(8.22)	—	—

Operating netback	39.95	—	—	—	—	39.95	—	—
Depreciation, depletion and amortization	(13.74)	—	—	—	—	(13.74)	—	—
Administrative expenses and other	(5.79)	—	—	—	—	(5.79)	—	—

Earnings before income taxes	20.42	—	—	—	—	20.42	—	—

             Suncor Energy Inc.
 054    2009 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)

Non-GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes operating earnings, cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Total operations production	–	Total operations production includes total production from both mining and in-situ operations.
(2) Average sales price	–	This operating statistic is calculated before royalties and net of related transportation costs and excludes the realized impact of hedging activities unless stated.
(3) Cash operating costs – Total operations	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense, taxes other than income taxes and the cost of bitumen imported from third parties. Per barrel amounts are based on total production volumes. For a reconciliation of this non-GAAP financial measure see Management's Discussion and Analysis.
(4) Total cash operating costs – Total operations	–	Include cash operating costs – Total operations as defined above and cash start-up costs. Per barrel amounts are based on total production volumes.
(5) Total operating costs – Total operations	–	Include total cash operating costs – Total operations as defined above and non-cash operating costs. Per barrel amounts are based on total production volumes.
(6) Cash operating costs – In-situ bitumen production	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and taxes other than income taxes. Per barrel amounts are based on in-situ production volumes only.
(7) Total cash operating costs – In-situ bitumen production	–	Include cash operating costs – In-situ bitumen production as defined above and cash start-up operating costs. Per barrel amounts are based on in-situ production volumes only.
(8) Total operating costs – In-situ bitumen production	–	Include total cash operating costs – In-situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in-situ production volumes only.

Explanatory Notes

*	Excludes the impact of realized hedging activities.
**	If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.

(a)	thousands of barrels per day	(e)	thousands of barrels of oil equivalent per day	(i)	$ millions
(b)	dollars per barrel	(f)	millions of cubic feet equivalent per day	(j)	percentage
(c)	dollars per barrel rounded to the nearest $0.05	(g)	dollars per thousand cubic feet equivalent	(k)	thousands of barrels of bitumen per day
(d)	millions of cubic feet per day	(h)	thousands of cubic metres per day	(l)	dollars per barrel of oil equivalent

Metric conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Third Quarter    055